SECUR ION

14042146

ANNUAL AUD ORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 00044

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/13 (MM/DD/YY) AND ENDING 9/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. C. Denison Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

618 N 7th Street
(No. and Street)

Sheboygan (City) WI (State) 53081 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Testwuide (920) 457-9451
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schenck SC
(Name – *if individual, state last, first, middle name*)

712 Riverfront Drive Suite 301 (Address) Sheboygan (City) WI (State) 53081 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James A. Testwuide, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H. C. Denison Co., as of September 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO / President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) SEC Rule 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. C. DENISON CO.

Financial Statements

September 30, 2014

Together With Independent Auditors' Report

Schenck SC

CPAs AND SO MUCH MORE.

H. C. DENISON CO.

Financial Statements

September 30, 2014

Together With Independent Auditors' Report

H. C. DENISON CO.

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
H. C. Denison Co.
Sheboygan, Wisconsin

We have audited the accompanying financial statements of H. C. Denison Co., which comprise the statement of financial condition as of September 30, 2014, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. H.C. Denison Co.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of H. C. Denison Co. as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of H.C. Denison Co.'s financial statements. The supplemental information is the responsibility of H.C. Denison Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schenck SC

Certified Public Accountants

Sheboygan, Wisconsin
November 24, 2014

H. C. DENISON CO.

Statement of Financial Condition
September 30, 2014

ASSETS

Cash and cash equivalents	$ 115,565
Cash - Segregated at clearing house	155,188
Receivables:	
Commissions	79,391
Interest and dividends	5,388
Securities owned, at fair value	365,896
Federal tax deposit	6,446
Property and equipment, net of accumulated depreciation of $57,638	27,750
	$ 755,624

See notes to financial statements.

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payables:		
Clearing broker	$ 362,270	
Other	4,516	
Accrued liabilities:		
Salaries, commissions and related withholdings	37,346	
Property taxes	7,802	
Total liabilities		$ 411,934
Stockholder's equity		
Common stock, no par value:		
Authorized, 2,000 shares		
Issued and outstanding, 1,803 shares	1,482,778	
Accumulated deficit	(1,139,088)	
Total stockholder's equity		343,690
		$ 755,624

H. C. DENISON CO.

Statement of Operations
Year ended September 30, 2014

Revenues		
Commissions	$ 1,706,752	
Net dealer inventory and security gains	197,226	
Interest and dividends	17,706	
Other	27,267	
Total revenues		$ 1,948,951
Expenses		
Employee compensation and benefits	1,710,971	
Communications	36,354	
Promotional costs	18,674	
Occupancy and equipment	96,716	
Interest	9,516	
Professional fees	33,688	
Bank and clearing charges	93,991	
Other	66,985	
Total expenses		2,066,895
Net loss		$ (117,944)

See notes to financial statements.

H. C. DENISON CO.

Statement of Changes in Stockholder's Equity
Year ended September 30, 2014

	Shares	Common Stock	Accumulated Deficit	Total
Balance, October 1, 2013	1,803	$ 1,482,778	$ (1,021,144)	$ 461,634
Net loss	-	-	(117,944)	(117,944)
Balance, September 30, 2014	1,803	$ 1,482,778	$ (1,139,088)	$ 343,690

See notes to financial statements.

H. C. DENISON CO.

Statement of Cash Flows
Year ended September 30, 2014

Operating activities		
Net loss	$ (117,944)	
Adjustments to reconcile net loss to net cash used for operating activities:		
Depreciation	5,248	
Decrease (increase) in:		
Cash - Segregated	45,006	
Receivables	(38,218)	
Securities owned	(51,869)	
Federal tax deposit	(6,446)	
Increase in:		
Payables	51,615	
Accrued liabilities	14,656	
Net cash used for operating activities		$ (97,952)
Investing activity		
Purchase of property and equipment		(3,478)
Cash and cash equivalents		
Net decrease		(101,430)
Beginning of year		216,995
End of year		$ 115,565
Supplemental disclosure of cash flow information		
Cash paid for interest		$ 9,516

See notes to financial statements.

Note 1 - Nature of business and significant accounting policies

A. Nature of business

H. C. Denison Co. (Company) is a broker and dealer in securities located in Sheboygan, Wisconsin and is considered to be an introducing broker. The Company clears all securities transactions through Southwest Securities, Inc. (SWS). SWS also holds and maintains all of the Company's customer accounts as well as the Company's securities owned. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

B. Subsequent events

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through November 24, 2014, the date which the financial statements were available to be issued.

C. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

D. Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

E. Securities owned and revenue recognition of securities transactions

Securities and commodities transactions of the Company and any related profit or loss are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value. See Notes 1J and 5 for a discussion of fair value measurements.

F. Commissions

Commissions and related clearing expenses are recorded on the trade-date basis as securities transactions occur. Commissions receivable are normally collected in the month following when they are earned. At September 30, 2014, management determined that no valuation allowance was necessary for uncollectible receivables.

Note 1 - Nature of business and significant accounting policies, continued

G. Property, equipment and depreciation

Property and equipment are stated at cost. Expenditures for additions and improvements are capitalized while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed currently as incurred. Properties sold or otherwise disposed of are removed from the property accounts, with gains or losses on disposal credited or charged to operations.

Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method.

H. Advertising

The Company expenses advertising costs as they are incurred. Advertising costs were $17,299 for the year ended September 30, 2014. These costs are included in promotional costs on the statement of operations.

I. Income taxes

The Company has elected, by consent of its stockholder, to be taxed as an S corporation under the provisions of the Internal Revenue Code and Wisconsin Statutes. Under those provisions, the Company does not pay federal and Wisconsin corporate income taxes on its taxable income and is not allowed a net operating loss carryover or carryback as a deduction. Instead, the stockholder is liable for individual income taxes on the taxable income of the Company. Accordingly, no provision for income taxes has been made by the Company. The Company periodically makes distributions to the stockholder for income taxes.

The Company follows the guidance for accounting for uncertainties in income taxes which is part of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. This guidance increases the relevancy and comparability of financial reporting by clarifying the way companies account for uncertainties in income taxes for tax positions taken or expected to be taken. It makes recognition and measurement more consistent as well as offering clear criteria for subsequently recognizing, derecognizing and measuring such tax positions for financial statement purposes.

Penalties and interest assessed by income taxing authorities are included in other expenses. The Company had no interest and penalties related to income taxes for the year ended September 30, 2014. The Company's federal income tax returns are subject to examination generally for three years after they are filed and its state income tax returns generally for four years after they are filed.

Note 1 - Nature of business and significant accounting policies, continued

J. Fair value measurements

FASB ASC 820, *Fair Value Measurements and Disclosures,* clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements with respect to financial assets and liabilities that are measured at fair value within the financial statements on a recurring basis, and with respect to nonfinancial assets and liabilities that are measured at fair value within the financial statements on a nonrecurring basis, such as long lived and intangible assets.

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The fair value hierarchy specified by ASC 820 is as follows:

- Level 1 - Quoted prices in active markets for identical assets and liabilities.
- Level 2 - Quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used as of September 30, 2014.

U.S. Government obligations and stocks: Valued at the closing price reported in the active market in which the individual security is traded.

Corporate and municipal bonds: Valued at the closing price reported in the active market in which the bond is traded, if available. Certain bonds are valued at the last reported bid and asked prices and other bonds are valued based on yields currently available on comparable securities of issues with similar ratings.

Note 1 - Nature of business and significant accounting policies, continued

J. Fair value measurements, continued

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 2 - Concentration, risks and uncertainties

The Company maintains cash deposits at several banks. Deposits at each bank are insured by the Federal Deposit Insurance Corporation up to $250,000 per entity. The Company's cash deposits, at times, exceed these limits.

The Company's securities are subject to various risks, including market, credit and interest rate risks.

Note 3 - Cash - Segregated at clearing house

The Company is required to maintain cash balances at SWS. These segregated cash balances fluctuate periodically based on activity. SWS holds securities owned by the Company and is the Company's clearing agent.

Note 4 - Payable to clearing broker

As discussed in Note 1A, SWS clears and holds securities owned by the Company. The amount payable to this clearing broker relates to securities purchased by the Company, for which they have not yet remitted payment, and is collateralized by securities owned by the Company.

Note 5 - Securities owned and fair value measurements

The following table presents, for each of the fair value hierarchy levels, determined on the basis of the nature and risks, the Company's financial assets at September 30, 2014 that are measured at fair value on a recurring basis:

Assets	Total	Fair Value Measurements Using Level 1	Fair Value Measurements Using Level 2	Fair Value Measurements Using Level 3
Securities owned:				
Corporate bonds:				
A credit rating	$ 4,875	$ 4,875	$ -	$ -
A- credit rating	12,437	6,559	5,878	-
Aa3 credit rating	7,590	-	7,590	-
BBB- credit rating	13,263	13,263	-	-
U.S. Government obligations	11,332	11,332	-	-
Municipal bonds:				
AA credit rating	15,059	-	15,059	-
AA- credit rating	69,623	-	69,623	-
Aa2 credit rating	27,725	-	27,725	-
Aa3 credit rating	119,795	-	119,795	-
A credit rating	30,025	-	30,025	-
BBB credit rating	4,844	-	4,844	-
Baa1 credit rating	49,328	-	49,328	-
Total assets measured at fair value on a recurring basis	$ 365,896	$ 36,029	$ 329,867	$ -

Note 6 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2014, the Company had net capital of $208,504, which was $108,504 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.2382 to 1.

Note 7 - Profit-sharing plan

The Company has a profit-sharing plan covering substantially all of its employees. The Board of Directors determined that for the year ended September 30, 2014, no contribution would be made to the plan. The plan also contains a 401(k) voluntary salary reduction feature.

Note 8 - Related party transactions and lease commitment

The Company leases its Sheboygan office facility under a month-to-month agreement from a former stockholder for $4,000 per month. The Company is required to pay real estate taxes, insurance and the cost of the normal repairs and maintenance to the building.

Rent expense under all operating leases amounted to $53,583 for the year ended September 30, 2014.

SUPPLEMENTAL INFORMATION

Schedule I

H. C. DENISON CO.
Computation of Net Capital
September 30, 2014

Net capital		
Total ownership equity, as reported on statement of financial condition		$ 343,690
Less nonallowable assets:		
Property and equipment, net of accumulated depreciation	$ 27,750	
Other assets	76,867	
Total nonallowable assets		104,617
Net capital before haircuts on securities positions		239,073
Less haircuts on securities positions:		
Exempted securities	27,626	
Debt securities	2,943	
Other securities	-	
Total haircuts on securities positions		30,569
Net capital		$ 208,504
Basic net capital requirement		
Net capital required (greater of $100,000 or 6.67% of aggregate indebtedness)		$ 100,000
Excess net capital		$ 108,504
Aggregate indebtedness		
Total aggregate indebtedness liabilities from statement of financial condition		$ 49,664
Less deposits in special reserve bank accounts		-
Total aggregate indebtedness		$ 49,664
Percentage of aggregate indebtedness to net capital		23.82%

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of September 30, 2014.

H. C. DENISON CO.
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
September 30, 2014

The Company is claiming an exemption from the Computation for Determination of Reserve Requirements pursuant to SEC Rule 15c3-3, based on the exemption found in Section (k)(2)(ii), as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Schedule III

H. C. DENISON CO.
Information for Possession or Control Requirements
Pursuant to Rule 15c3-3
September 30, 2014

The Company is claiming an exemption from the Information for Possession or Control Requirements pursuant to SEC Rule 15c3-3, based on the exemption found in Section (k)(2)(ii), as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.